Filed Pursuant to Rule 424(b)(3)
Registration No. 333-190698

AMERICAN REALTY CAPITAL HOSPITALITY TRUST, INC.

SUPPLEMENT NO. 9, DATED JANUARY 7, 2016,
TO THE PROSPECTUS, DATED APRIL 28, 2015

This prospectus supplement, or this Supplement No. 9, is part of the prospectus of American Realty Capital Hospitality Trust, Inc., or the Company, dated April 28, 2015, or the Prospectus, as supplemented by Supplement No. 8, dated November 23, 2015, or Supplement No. 8. This Supplement No. 9 supplements, modifies, supersedes and replaces certain information contained in the Prospectus and Supplement No. 8, and should be read in conjunction with the Prospectus and Supplement No. 8. This Supplement No. 9 will be delivered with the Prospectus and Supplement No. 8. Unless the context suggests otherwise, the terms “we,” “us” and “our” used herein refer to the Company, together with its consolidated subsidiaries.

The purpose of this Supplement No. 9 is to update certain operating information relating to the extension of our primary initial public offering.

OPERATING INFORMATION

Status of the Offering

We commenced our reasonable best efforts initial public offering of up to 80.0 million shares of common stock on January 7, 2014 (excluding shares to be issued under the distribution reinvestment plan, or DRIP). On February 3, 2014, we satisfied the general escrow conditions of our initial public offering of common stock and we received and accepted aggregate subscriptions equal to the minimum of $2.0 million in shares of common stock, broke escrow and issued shares to AR Capital, LLC, the parent of our sponsor, in the amount of $0.5 million at a purchase price of $22.50 per share. On June 30, 2014, we received and accepted aggregate subscriptions in excess of $20.0 million in shares of common stock and broke escrow in Ohio and Washington. On September 12, 2014, we received and accepted aggregate subscriptions in excess of $100.0 million in shares of common stock and broke escrow in Pennsylvania. Thus, since September 12, 2014, we have been accepting subscriptions from residents of all states.

On November 15, 2015, we suspended our primary initial public offering, which was conducted by Realty Capital Securities, LLC, which we refer to as the dealer manager, as exclusive wholesale distributor, effective December 31, 2015, and, on November 18, 2015, the dealer manager suspended sales activities it performs pursuant to the dealer manager agreement for our primary initial public offering, effective immediately. Our DRIP and our share repurchase program, both of which were initiated in conjunction with our primary initial public offering, remained in place following this suspension. On December 2, 2015, the parent company of the dealer manager announced that its board of directors had authorized plans to wind down the operations of the wholesale distribution business of the dealer manager, with the process commencing immediately and expected to be completed by the end of the first quarter 2016. On December 31, 2015, we entered into a termination agreement with the dealer manager to terminate the dealer manager agreement. On January 4, 2016, we filed a registration statement on Form S-3 with respect to up to additional 3,656,000 shares of our common stock that may be issued under our DRIP.

On January 6, 2016, our board of directors approved the extension of our primary initial public offering to January 7, 2017, as permitted under the Prospectus. Accordingly, all references in the Prospectus to the termination of our primary initial public offering are revised to the extent necessary to reflect that our primary initial public offering will terminate on or before January 7, 2017, unless further extended.

Notwithstanding the extension of our primary initial public offering, it is not likely that we will resume our primary initial public offering. Because our primary initial public offering was our primary source of capital to implement our investment strategy, reduce our borrowings, complete acquisitions, make capital expenditures and pay distributions, we may require funds in addition to operating cash flow to meet our current capital requirements. Our inability to meet our capital requirements could cause us to reduce or eliminate distributions, default under our indebtedness and other obligations and otherwise have a material adverse effect on our business and results of operations.